SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities
Exchange Act of 1934.

Commission File Number           001-35871

Westbury Bancorp, Inc.
(Exact name of registrant as specified in its charter)

200 South Main Street, West Bend, Wisconsin 53095; 262-334-5563
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Participation Interests in Westbury Bank 401(k) Profit Sharing Plan
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:           384

In connection with the foregoing, Westbury Bancorp, Inc. filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission (the “SEC”) on November 30, 2017 to terminate the offering of unsold common stock and related participation interests under the Plan, and the Plan is filing this Form 15 with the SEC to deregister the participation interests and to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, Westbury Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE	March 21, 2018	BY	/s/ Greg J. Remus
Greg J. Remus, President and Chief Executive Officer of Westbury Bank, Plan Administrator

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.